



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission
450 5th Street, NW,
Washington DC 20549-1004

**By Airmail**


05007578

11th April, 2005.

Attn: Filing Desk - Stop 1-4



Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 5th April 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 11th April 2005, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 7th April 2005, increased its interest such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 24,224,817 shares, being 3.07% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary



Enc.

Ref: 82-373



**VIA PR NEWSWIRE DISCLOSE**

ER 05/16

Company Announcements Office,
London Stock Exchange.

11th April, 2005.

Dear Sirs,

**EMI Group plc - Holding in Company**

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after the close of business on 8th April 2005, that, as at 7th April 2005, The Goldman Sachs Group, Inc. had increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each of 24,224,817 shares, being 3.07% of the shares in issue. We were further notified that 8,402,488 shares were held by Goldman, Sachs & Co. and 15,822,329 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231